                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year end December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

                        Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       CREDIT ACCEPTANCE CORPORATION 401(K) PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CREDIT ACCEPTANCE CORPORATION
                     25505 West Twelve Mile Road, Suite 3000
                         Southfield, Michigan 48034-8339

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December
      31, 2005 and 2004                                                        2

   Statement of Changes in Net Assets Available for Benefits for
      the Year Ended December 31, 2005                                         3

   Notes to Financial Statements                                             4-6

SUPPLEMENTAL SCHEDULE:                                                         7

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
      (Held at End of Year)                                                    8

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
         Disclosure under the Employee Retirement Income Security Act of
         1974 have been omitted because they are not applicable.

SIGNATURES                                                                     9

EXHIBIT INDEX                                                                 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H,
Part IV, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ GRANT THORNTON LLP

Southfield, Michigan
August 22, 2006

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

                                        2005         2004
                                     ----------   ----------
ASSETS:
   Investments--at fair value:
      Mutual funds                   $7,875,605   $6,234,614
      Credit Acceptance Stock Fund      460,204      575,575
      Participant loans                 393,252      301,091
                                     ----------   ----------
         Total investments            8,729,061    7,111,280
                                     ----------   ----------
   Receivables:
      Employer contributions             15,891       17,032
      Participant contributions         134,903      133,319
      Other                                  --          131
                                     ----------   ----------
         Total receivables              150,794      150,482
                                     ----------   ----------
         Total assets                 8,879,855    7,261,762
                                     ----------   ----------
LIABILITIES:
   Excess contributions                  96,501       59,843
                                     ----------   ----------
         Total liabilities               96,501       59,843
                                     ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS    $8,783,354   $7,201,919
                                     ==========   ==========

The accompanying notes are an integral part of the financial statements.

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest and dividends                          $   83,235
   Net appreciation in fair value of investments      143,004
                                                   ----------
         Total investment income                      226,239
                                                   ----------
   Contributions:
      Employer                                        342,992
      Participant                                   1,589,837
                                                   ----------
         Total contributions                        1,932,829
                                                   ----------
         Total additions                            2,159,068
                                                   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                      560,447
   Administrative expenses                             17,186
                                                   ----------
         Total deductions                             577,633
                                                   ----------
         Net increase                               1,581,435

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                7,201,919
                                                   ----------
   End of year                                     $8,783,354
                                                   ==========

The accompanying notes are an integral part of the financial statements.

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Credit Acceptance Corporation (the "Company") 401(k) Profit Sharing Plan and Trust (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL--The Plan is a defined contribution plan available to all salaried and hourly-rated employees of the Company who have 90 days of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS--Participants may contribute up to 20 percent of their annual compensation, subject to current Internal Revenue Service ("IRS") limitations of $14,000 and $13,000 in 2005 and 2004, respectively, and other limitations based upon the participants' compensation level. Contributions withheld from an employee's pay on a pretax basis are not taxable until withdrawn from the Plan by the participant. The Company makes matching contributions equal to $0.50 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $1,250 annually. Other contributions made by the Company are at its discretion.

     PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.

     VESTING--Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

     LOANS--Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50 percent of the participant's vested fund balance, not to exceed $50,000.

     PAYMENT OF BENEFITS--On termination of service due to death, disability or retirement, a participant may elect to receive the value of the participant's vested fund balance in either a lump-sum amount or in installment payments. Benefits requested before December 31, 2005 but paid subsequent to year end totaled $31,984.

     FORFEITED ACCOUNTS--At December 31, 2004 and 2005 forfeited non-vested accounts totaled $38,150 and $61,694 respectively. These accounts will be used to reduce future employer contributions.

     EXPENSES--Plan expenses (other than investment management and loan fees) are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION--The accompanying financial statements have been prepared on the accrual basis of accounting.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS AND INCOME RECOGNITION--Investments are recorded at fair value as determined by the trustee of the Plan using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENTS OF BENEFITS--Benefits are recorded when paid.

3.   CHANGE IN TRUSTEE

     ABN Amro Trust Services Company served as trustee of the Plan until November 14, 2005. Since that time Principal Trust Company has served as the Plan's trustee.

4.   INVESTMENTS

     As of December 31, investments representing 5 percent or more of the Plan's assets are as follows:

                                              2005        2004
                                           ----------   --------
American Funds EuroPacific A               $1,193,079   $865,249
ABN Amro S&P 500 Index Fund                 1,113,590    900,548
Franklin Balance Sheet Inv A                1,103,336    796,307
ABN Amro Veredus Aggregate Growth N Fund    1,033,554    832,636
ABN Amro Income Plus D Fund                   946,474    808,275
ABN Amro Growth N Fund                        546,112    429,264
ABN Amro Mid Cap N Fund                       530,506    429,182
ABN Amro Balanced N Fund                      516,685    485,014
American Funds Washington Mutual A            512,158    365,207
Credit Acceptance Stock Fund                  460,204    575,575

     During the year ended December 31, 2005 total realized and unrealized appreciation (depreciation) is as follows:

Mutual funds                      $ 393,251
Credit Acceptance Stock Fund       (250,247)
                                  ---------
Net appreciation of investments   $ 143,004
                                  =========

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the trustee; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Credit Acceptance Stock Fund and participant loans also qualify as party-in-interest.

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   TAX STATUS

     The Company has adopted a standardized prototype plan. The IRS has issued a favorable opinion letter dated August 30, 2001, in regards to the Plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been included in the Plan's financial statements.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

Net assets available for benefits per the financial statements   $7,201,919
Excess contributions                                                 59,843
                                                                 ----------
Net assets available for benefits per the Form 5500              $7,261,762
                                                                 ==========

9.   RISKS AND UNCERTAINTIES

     The Plan invests in various securities including mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

                              SUPPLEMENTAL SCHEDULE

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

                                                               (C)                             (E)
                    (B)                                    DESCRIPTION                       CURRENT
(A)          IDENTITY OF ISSUE                            OF INVESTMENT                       VALUE
---   -------------------------------   ------------------------------------------------   -----------
      Capital Research and Mgmt. Co.    American Funds EuroPacific A                       $ 1,193,079
 *    ABN Amro Trust Services Company   ABN Amro S&P 500 Index Fund                          1,113,590
      Franklin Advisers, Inc.           Franklin Balance Sheet Inv A                         1,103,336
 *    ABN Amro Trust Services Company   ABN Amro Veredus Aggregate Growth N Fund             1,033,554
 *    ABN Amro Trust Services Company   ABN Amro Income Plus D Fund                            946,474
 *    ABN Amro Trust Services Company   ABN Amro Growth N Fund                                 546,112
 *    ABN Amro Trust Services Company   ABN Amro Mid Cap N Fund                                530,506
 *    ABN Amro Trust Services Company   ABN Amro Balanced N Fund                               516,685
      Capital Research and Mgmt. Co.    American Funds Washington Mutual A                     512,158
 *    Credit Acceptance Corporation     Credit Acceptance Stock Fund                           460,204
 *    Participant                       Loans to participants, 6.00% to 11.50%, maturing
                                           at various dates not exceeding five years           393,252
 *    ABN Amro Trust Services Company   ABN Amro Bond N Fund                                   380,111
                                                                                           -----------
      TOTAL INVESTMENTS                                                                    $ 8,729,061
                                                                                           ===========

*    Party-in-interest

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CREDIT ACCEPTANCE CORPORATION
                                        401(k) PROFIT SHARING PLAN AND TRUST


Date: August 23, 2006                   By: /s/ Douglas W. Busk
                                            ------------------------------------
                                            Douglas W. Busk
                                            Treasurer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
23.1      Consent of Grant Thornton LLP